News Release 20-14

May 14, 2020

SSR MINING PROVIDES EXPLORATION UPDATE

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) provides an update on exploration activities and results at our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina for the period from June 1, 2019 to April 30, 2020 (the “Exploration Period”).

Paul Benson, President and CEO said, “We are very pleased to report positive exploration results from our recent drill programs at Marigold and the Seabee Gold Operation. For 2020, we are planning significant investment in our exploration and the results reported here justify the investment.

The exploration drilling on the recently acquired Trenton Canyon property at Marigold has yielded exciting high-grade gold results from newly discovered sulphide mineralization in a geologic setting analogous to other high-grade underground gold mines in Nevada. These intercepts are just north of one of the historic pits at Trenton Canyon, and we are evaluating the impact they may have on Mineral Resources. Our work to confirm and validate Trenton Canyon’s historic drill results has progressed according to plan, and we look forward to reporting Mineral Resources when reported at year-end 2020.

We continue to enjoy exploration success at Seabee with positive drill results from Santoy Gap Hanging Wall area where we are upgrading and expanding the Mineral Resources to extend Santoy’s mine life. Finally, we also had encouraging exploration results on early stage targets with several holes returning high-grade gold results at Batman Lake and on the Fisher property.”

Highlights:

At Marigold our Trenton Canyon exploration drilling has returned better than expected results from four holes completed 300 meters north of the South Pit in a newly discovered sulphide zone hosted by carbonaceous mudstone located immediately beneath Valmy Formation quartzite. We are evaluating the significance and impact of these sulphide intercepts which are listed below on Mineral Resources.

▪	MRA7178 returned 5.19 g/t gold over 94.5 meters including 44.68 g/t gold over 7.6 meters and 6.68 g/t gold over 6.1 meters.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

▪	MRA7176 returned 1.98 g/t gold over 82.3 meters including 6.11 g/t gold over 13.7 meters.

▪	MRA7148 returned 0.97 g/t gold over 99.1 meters including 4.34 g/t gold over 9.1 meters.

▪	MRA7097 returned 1.57 g/t gold over 77.7 meters including 7.89 g/t gold over 9.1 meters and 3.85 g/t gold over 9.1 meters.

Trenton Canyon confirmation drilling for oxide mineralization also returned positive results, as highlighted below, that may contribute to our Mineral Resources estimate at year-end 2020:

▪	MRA7141 returned 1.94 g/t gold over 50.3 meters from surface and 1.08 g/t gold over 21.3 meters as oxide plus a transitional intercept of 1.38 g/t gold over 15.2 meters.

▪	At West Pit, drillhole MRA7092 returned 7.27 g/t gold over 30.5 meters from 274.3 meters leading to the discovery of gold mineralization that is transitional oxide.

▪	At Relay Ridge, drillhole MR7084 returned 3.13 g/t gold over 108.2 meters from 27.4 meters including 12.73 g/t gold over 21.3 meters.

At the Seabee Gold Operation, brownfields drill results for the Santoy Gap Hanging Wall (“Gap HW”) are expected to increase Mineral Resources at year-end 2020. Drill results include:

▪	Drillhole SUG-20-911 intercepted 14.75 g/t gold over 7.64 meters true width.

▪	Drillhole JOY-20-914 intercepted 28.92 g/t gold over 2.62 meters extending mineralization 210 meters beyond the year end 2019 Mineral Resource limits.

Also, at Seabee, greenfields exploration intercepted a new gold mineralized zone at the Batman Lake area, where we targeted a new gold discovery. Drill results include:

▪	Drillhole BAT-20-013 intercepted 37.95 g/t gold over 3.6 meters.

At the Fisher project, drill results for the Mac North and Yin targets intercepted visible gold occurrences, where we targeted a new gold discovery. Drill results include:

▪	Drillhole FIS-20-053 intercepted 9.1 g/t gold over 1.92 meters.

▪	Drillhole YIN-20-004 intercepted 13.74 g/t gold over 2.29 meters, including 55.50 g/t gold over 0.53 meters.

Marigold mine, U.S.

At the Marigold mine, our exploration plan for 2020 focusses on the discovery of additional Mineral Resources south of the currently producing Mackay Pit, including Trenton Canyon, Valmy, East Basalt and Crossfire. A limited amount of reverse circulation (“RC”) drilling for additional Mineral Reserves at Mackay Pit and extensions at Red Dot is underway.

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With the acquisition in 2019 of adjacent claims south and west of our mining activities, such as Trenton Canyon, we nearly doubled our land position. The additional mineral claims provide latitude to systematically explore for extensions to existing near-surface oxide deposits similar to those mined at Marigold, and for higher-grade sulphide deposits associated with deep fault structures, intrusive rocks and favourable Comus Formation sedimentary rocks similar to those hosting the deposits at the near-by Turquoise Ridge Mine. Our exploration plan for high-grade, sulphide gold mineralization in 2020 includes 4,300 meters of core drilling supported by seismic and gravity geophysical surveys.

A total of 70,304 meters in 210 RC and core drillholes were completed during the Exploration Period with drill locations shown in Figures 1 and 2. Table 1 highlights mineralized intercepts from Trenton Canyon, Mackay Pit, Red Dot, East Basalt, Valmy, and Crossfire. Results at Trenton Canyon were successful on two objectives: i) we have confirmed the position and grade of historic gold-mineralized intercepts; and ii) we have discovered a new tabular zone of potentially continuous sulphide mineralization requiring further investigation. Drill results at Valmy and Trenton Canyon successfully extended gold mineralization for potential additions to Mineral Resources estimates from December 31, 2019.

At Trenton Canyon exploration drilling shown in Figure 2 includes a sulphide intercept of 5.19 g/t gold over 94.5 meters including 44.68 g/t gold over 7.6 meters and 6.68 g/t gold over 6.1 meters from drillhole MRA7178. Importantly, the drillhole ended in gold mineralization as shown in Figure 3. The mineralized interval in MRA7178 shows continuity to the next section south located 30 meters away where three drillholes all returned positive results including 1.98 g/t gold over 82.3 meters, 1.57 g/t gold over 77.7 meters and 0.97 g/t gold over 99.1 meters shown in Figure 4 in drillholes MRA7176, MRA7097, and MRA7148 respectively. The mineralized zone measures 150 meters on dip with an orthogonal thickness of 50 to 70 meters with the potential to expand as gold mineralization is open down dip to the east, and to the north of MRA7178, and to the south. These results demonstrate width and grade conditions similar to operating underground gold operations elsewhere in Nevada. As a result of ongoing positive exploration results, we will continue to test and expand this new zone of gold mineralization.

At Trenton Canyon confirmation drilling at Relay Ridge shown in Figure 2, includes 3.13 g/t gold over 108.2 meters starting at 27.4 meters from surface including 12.73 g/t gold over 21.3 meters from drillhole MR7084. In addition, we encountered 1.94 g/t gold over 50.3 meters from exploration drillhole MRA7141 with the new zone starting at surface as shown in Figure 5. Both drillholes returned zones of oxide gold mineralization similar to that mined at Marigold. Drillhole MRA7092 intercepted 7.27 g/t gold over 30.5 meters starting at 274.3 meters in transitional material, which is new, high-grade gold sulphide mineralization associated with a fault structure related to the West Pit fault, as shown in the deeper intercept in Figure 6.

Results from Valmy in the first quarter of 2020 included 0.92 g/t gold over 39.6 meters in drillhole MR7128 and 0.66 g/t gold over 50.3 meters from MR7129. These results are expected to further expand Mineral Resources at Valmy when reported at year-end 2020.

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During the third and fourth quarter of 2019, we completed detailed field mapping and sampling of the Trenton Canyon area covering approximately 570 hectares surrounding the historic pits and exploration areas. We have identified the fault and stratigraphic controls to gold mineralization exploited in historic pits and have recognized several new-near surface targets. This work supports the development of targeting concepts as we explore for high-grade sulphide deposits at Trenton Canyon and Marigold.

During the Exploration Period, one core hole was completed at Trenton Canyon which encountered Lower Plate Comus Formation lithologies at 300 meters from surface. This is significant as the favourable Comus Formation sedimentary rocks can be more efficiently explored for high-grade, sulphide deposits at relatively shallow depths. The Comus Formation is the sulphide ore-hosting rock unit encountered at the high-grade Turquoise Ridge Mine.

Looking ahead, we have received approvals to build roads and construct drill sites along the identified mineralized corridors at Trenton Canyon. We anticipate moving the RC drill rigs to exploration areas in the second quarter of 2020. Core drilling is planned to follow up on sulphide mineralization intercepted in MRA7178 and MRA7092 and targets anticipated from the upcoming seismic geophysical studies. Timing to initiate this exploration activity may be impacted by State of Nevada COVID-19 quarantine restrictions.

Seabee Gold Operation, Canada

At the Santoy mine complex, drilling throughout the Exploration Period focused on increasing Mineral Resources and Mineral Reserves at the Gap HW, Santoy 8A and Santoy 9A and 9C zones, and nearby Batman Lake target. Over the Exploration Period a total of 50,114 meters of core drilling was completed in underground and surface programs in 166 holes. The locations are shown relative to the year-end 2019 Mineral Resources outlines in Figure 7 together with highlights from the Exploration Period.

The Gap HW drill program comprises two-thirds of the Seabee drilling for the Exploration Period and contributed to our Mineral Resource estimate for year-end 2019 announced on February 20, 2020. Infill and step out drilling shown in Figure 8 continued through the first quarter of 2020 leading to positive results as outlined below.

Drilling at Gap HW has identified three stacked zones (A, B and C) that occur between one and ten meters apart that are associated with quartz veining and visible gold. This mineralization has comparable processing characteristics to the ore from our Santoy mine currently being mined. Selected drillhole results include 14.75 g/t gold over 7.64 meters and 28.92 g/t gold over 2.62 meters in underground hole SUG-20-911 and surface hole JOY-20-914, respectively. Notably, the JOY-20-914 intercept is 210 meters down plunge from the nearest Inferred Mineral Resources at Gap HW, implying that Mineral Resources may extend to these depths, potentially adding 20% to the Gap HW plunge length. Table 3 presents the highlights of 47 Gap HW intercepts with gram-meter products exceeding 9.0. We expect these new first quarter 2020 results to further expand Mineral Resources at Gap HW when estimated at year-end 2020.

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Infill and step-out drilling at Santoy 8A identified extensions to Mineral Resources from higher-grade intercepts including 20.14 g/t gold over 6.23 meters and 19.81 g/t gold over 5.83 meters in underground holes SUG-19-307 and SUG-19-928, respectively. These high-grade results were incorporated in the Santoy 8A Mineral Resources estimate for year-end 2019 reported on February 20, 2020. Table 3 presents selected highlights of 16 intercepts from the Exploration Period that achieved resource grade and width conditions.

Infill and step-out drilling was completed during the Exploration Period at Santoy 9A through 9C with six holes achieving Mineral Resource grade and width conditions. Two selected holes include 21.04 g/t gold over 1.57 meters in SUG-20-302 and 28.67 g/t gold over 0.73 meters in SUG-20-300. These two narrow width high-grade intercepts were received in January 2020 from Santoy 9A, which, taken together with existing infrastructure and Mineral Resources, are expected to expand Mineral Resources in the upper reaches of Santoy 9A.

The location of district-scale greenfield drilling conducted in the first quarter of 2020 is shown in Figure 9. At the Batman Lake area located 650 meters south of Santoy 8 underground workings, we tested several previously un-drilled targets and have completed 13 drill holes totaling 3,457 meters during the Exploration Period. This drilling, illustrated in Figure 10, tested the Riddler and Joker zones defined by surface soil and grab sample anomalies from the 2019 summer field program. Drillhole BAT-20-013 returned 37.95 g/t gold over 3.6 meters, including 117.20 g/t gold over 1.0 meter, from a shallow diorite-hosted sheeted quartz vein zone with minor sulphides and visible gold at the Joker target. Drill hole BAT-20-007 was drilled approximately 150 meters down plunge and intercepted 1.23 g/t gold over 1.5 meters in a 7.5-meter zone of vein quartz and diopside-actinolite altered diorite. These intercepts demonstrate the near-surface Mineral Resource potential of the Santoy mine complex proximal to existing mine infrastructure.

At the Fisher project our 2020 primary exploration objective is to discover a new zone with potential for Inferred Mineral Resources from targets developed during the 2019 summer field program. Exploration drilling during the Exploration Period focused on the Mac North, Yin, Abel Lake, and Aurora targets, where we completed 31 drill holes totaling 9,463 meters.

At Mac North we drilled 5,547 meters in 13 holes following up on drillhole FIS-19-035 that intersected 3.76 g/t gold over 4.18 meters while exploring a longitudinal section measuring 1,000 meters by 450 meters deep. Four holes explored the area adjacent to FIS-19-035 as shown in Figure 11 and encountered visible gold with one drill hole providing a resource grade and width intercept of 9.1 g/t gold over 1.92 meters in FIS-20-053. At Yin we drilled five holes over a 500-meter strike length of anomalous soil samples overlying interleaved metavolcanic rocks and diorite. Drill hole YIN-20-004 intercepted two results of 11.93 g/t gold over 0.5 meters and 13.72 g/t gold over 2.29 meters including 55.5 g/t gold over 0.53 meters requiring follow up during our summer 2020 drilling program.

Exploration activities were complete in late-March 2020 and coincided with our voluntary suspension of operations at Seabee in response to the COVID-19 pandemic. We expect to resume our Seabee and Fisher project exploration activities once a safe re-start of operations at Seabee allows for added exploration personnel on site.

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Puna Operations, Argentina

In January we concluded a 3,430-meter core drill program on the Granada target at the Pirquitas property. The drilling explored the projected intersection of the historically mined, high grade Potosi vein and the Cortaderas vein breccia, which already contributes to Mineral Resources at the Pirquitas Underground area. Three holes were completed to depths ranging from 1,010 to 1,220 meters. One drill hole intercepted a near ore-grade intercept containing gold and silver over 4.3 meters at a depth of 1031.15 meters. The occurrence of elevated gold grades requires follow up as it is not historically present in Mineral Resources estimated at Pirquitas. No further work is planned on the target for 2020.

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Figure 1. Drillhole location plan map for the exploration drill programs at the Marigold mine, Nevada, U.S. during the Exploration Period.

Mackay Pit
MRA7008
Red Dot
Mud pits
MRA7019
Valmy
MR7128
Crossfire
MR7129
East Basalt
MRA6987
N
Marigold Mine Drill Program
June 2019 – April 2020 Drillholes
Pre June 2019 collars
EOY 2019 Reserve Outline
750 meters

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Figure 2. Drillhole location plan map for the exploration drill programs at Trenton Canyon, Nevada, U.S. during the Exploration Period.

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Figure 3. Drill cross section along B-B’ highlighting drillholes MRA7178 and MRA7177 at Trenton Canyon, Nevada, U.S. Drillhole MRA7178 ended in mineralization.

B
B'
April 2020 Surface
MRA7177
86.9m at 0.53 g/t Au
Gold grade model
MRA7178
94.5m at 5.19 g/t Au
incl 7.6m at 44.68g/t Au
and incl 6.1m at 6.68g/t Au
W
E
Gold Grade (g/t)
< 0.06
0.06 – 0.6
0.6 – 1.0
> 1.0
75 meters

Figure 4. Drill cross section along C-C’ highlighting drillholes MRA7097, MRA7148, and MRA7176 at Trenton Canyon, Nevada, U.S. All labelled drillholes ended in mineralization.

C
C'
April 2020 Surface
Gold grade model
MRA7097
77.7m at 1.57 g/t Au
incl 9.1m at 7.89 g/t Au
and incl 9.1m at 3.85 g/t Au
MRA7148
99.1m at 0.97 g/t Au
incl 9.1m at 4.34g/t Au
MRA7176
82.3m at 1.98 g/t Au
incl 13.7m at 6.11g/t Au
Gold Grade (g/t)
< 0.06
0.06 – 0.6
0.6 – 1.0
> 1.0
75 meters
W
E

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Figure 5. Drill cross section along D-D’ highlighting drillhole MRA7141 at Trenton Canyon, Nevada, U.S.

D
D'
April 2020 Surface
MRA7141
50.3m at 1.94 g/t Au
incl 15.2m at 5.87g/t Au
21.3m at 1.08 g/t Au and
15.2m at 1.38 g/t Au
Gold grade model
Gold Grade (g/t)
< 0.06
0.06 – 0.6
0.6 – 1.0
> 1.0
75 meters
W
E

Figure 6. Drill cross section along A-A’ highlighting drillhole MRA7092 at Trenton Canyon, Nevada, U.S.

A
A'
April 2020 Surface
Gold grade model
MR7092
19.8m at 2.03 g/t Au
incl 4.6m at 6.34g/t Au
6.1m at 3.65 g/t Au and
30.5m at 7.27 g/t Au
incl 12.2m at 17.23g/t Au
Gold Grade (g/t)
< 0.06
0.06 – 0.6
0.6 – 1.0
> 1.0
75 meters
W
E

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Figure 7. Longitudinal section for the exploration drill program at the Santoy mine complex, Seabee Gold Operation, Saskatchewan, Canada during the Exploration Period.

Santoy Gap (9A, 9B, 9C)
Gap HW
Santoy 8A
0 m Elev
1.57m at 21.04 g/t Au
(SUG-20-302)
1.54m at 15.28 g/t Au
(SUG-19-314)
-500 m
2.62m at 29.87 g/t Au
(SUG-19-923)
Mined Areas (Year-end 2019)
Measured and Indicated Mineral Resources
Inferred Mineral Resources
Gap Hanging Wall Mineral Resources
Drillholes reported for the period January 1, 2020 to April 30, 2020
Drillholes reported for the period June 1, 2019 to December 31, 2019
Previously reported drillholes
100 meters
Gold Grade
>20 g/t Au
5 g/t Au
3 g/t Au
1 g/t Au

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Figure 8. Cross section for the exploration drill program, looking mine grid west, at the Santoy Gap Hanging Wall, Seabee Gold Operation, Saskatchewan, Canada during the Exploration Period.

0 m Elev
-500 m
3.49m at 9.72 g/t Au
(SUG-19-21)
3.47m at 10.45 g/t Au
(SUG-19-029)
7.31m at 7.61 g/t
Au
(SUG-20-906)
6.25m at 9.37 g/t Au
(SUG-19-043)
4.79m at 13.72 g/t Au
(SUG-20-908)
2.62m at 28.92 g/t Au
(JOY-20-914)
4.39m at 13.50 g/t Au
(SUG-19-954)
Mined Areas (Year-end 2019)
Measured and Indicated Mineral Resources
Inferred Mineral Resources
Drillholes reported for the period January 1, 2020 to April 30, 2020
Drillholes reported for the period June 1, 2019 to December 31, 2019
Previously reported drillholes
100 meters
Gold Grade
>20 g/t Au
5 g/t Au
3 g/t Au
1 g/t Au

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Figure 9. Drillhole location plan map for the greenfield exploration drill programs at Seabee Gold Operation and Fisher property, Saskatchewan, Canada during the Exploration Period.

599000
602000
605000
6171000
6168000
6165000
6162000
Santoy Mine Complex
Surface Projection of
EOY-2019 Resources + Mined
N
Joker
BAT-20-013
3.60 m at 37.95 g/t Au
Abel
FIS-20-042
1.50 m at 12.13 g/t Au
Aurora
Yin
YIN-20-004
2.29 m at 13.74 g/t Au
Mac North
FIS-20-053
1.92 m at 9.10 g/t Au
2 km
NAD83
UTM Z13N
High
2019 Shaded LiDAR Basemap
Low
Seabee Gold Operation Boundary
Fisher Property Boundary
Santoy Shear Zone
Fisher Camp
Highlighted 2020 Drillholes
Drillholes in the Exploration Period
Drillholes pre-Exploration Period
SSR MINING

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Figure 10. Longitudinal section for the exploration drill program at the Riddler and Joker target, Saskatchewan, Canada.

North
South
2.0 g/t Au soil sample
3.0 g/t Au soil sample
PLUNGE
7.0 g/t Au soil sample
29 g/t Au rock sample
50 m
100 m
150 m
200 m
250 m
300 m
BAT-20-017
Assays pending
BAT-20-013
3.60m at 37.95 g/t Au
incl. 1.00m at 117.20 g/t Au
BAT-20-009
Assays pending
BAT-20-007
1.5m at 1.23 g/t Au
BAT-20-008
Au g/t
> 25 g/t
10 - 25 g/t
6.5 - 10 g/t
3.5 - 6.5 g/t
1.0 - 3.5 g/t
0.1 - 1.0 g/t

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Figure 11. Longitudinal section for the exploration drill program at the Mac North target, Saskatchewan, Canada.

North
South
24.70 g/t Au rock sample
0.20 g/t Au soil sample
Oolong Lake
PLUNGE
100 m
200 m
300 m
400 m
FIS-20-053
1.92m at 9.10 g/t Au
incl 0.5m at 25.14 g/t Au
FIS-20-052
2.0m at 4.22 g/t Au
incl 0.5m at 8.44 g/t Au
FIS-19-032
10m wide shear with
quartz veinlets
FIS-20-054
0.6m at 10.53 g/t Au
FIS-20-037
1.5m at 1.03 g/t Au
and 1.0m at 3.00 g/t Au
FIS-20-040
1.5m at 2.07 g/t Au
FIS-19-035
4.2m at 3.76 g/t Au
incl 0.7m at 13.72 g/t Au
FIS-20-048
2.7m at 3.25 g/t Au
incl 0.6m at 6.03 g/t Au
FIS-20-044
0.8m at 6.10 g/t Au
FIS-20-041
0.5m at 20.50 g/t Au
Au g/t
> 25 g/t
10 - 25 g/t
6.5 - 10 g/t
3.5 - 6.5 g/t
1.0 - 3.5 g/t
0.1 - 1.0 g/t

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Table 1. Selected drillhole results from the Marigold mine, Nevada, U.S. for the Exploration Period.

Hole ID	From (meters)	To (meters)	Width (meters)	Gold (g/t)	Ore Type	Area
MRA6966	0.0	21.3	21.3	1.17	Oxide	Crossfire
MRA6987	0.0	67.1	67.1	0.64	Oxide	East Basalt
MRA6999	80.8	137.2	56.4	0.71	Oxide	East Basalt
(including)	82.3	91.4	9.1	2.31	Oxide	East Basalt
and	262.1	318.5	56.4	0.69	Oxide	East Basalt
MRA7003	106.7	134.1	27.4	0.77	Oxide	Crossfire
MRA7006	170.7	211.8	41.1	0.79	Oxide	Mackay Pit
(including)	189.0	199.6	10.7	2.02	Oxide	Mackay Pit
MRA7007	184.4	234.7	50.3	0.49	Oxide	Mackay Pit
MRA7008	86.9	131.1	44.2	0.74	Oxide	Mackay Pit
MRA7009	47.2	108.2	61.0	0.53	Oxide	Mackay Pit
MRA7017	71.6	132.6	61.0	1.13	Oxide	Valmy
(including)	71.6	83.8	12.2	3.98	Oxide	Valmy
MRA7019	7.6	56.4	48.8	0.85	Oxide	Crossfire
(including)	36.6	45.7	9.1	3.33	Oxide	Crossfire
MRA7020	134.1	163.1	29.0	1.11	Oxide	Crossfire
(including)	135.6	147.8	12.2	2.11	Oxide	Crossfire
MR7023	288.0	326.1	38.1	1.48	Oxide	East Basalt
(including)	292.6	301.8	9.1	4.79	Oxide	East Basalt
DDH7027	269.8	287.9	18.1	2.13	Oxide	Red Dot
and	314.3	326.0	11.7	1.84	Oxide	Red Dot
and	329.3	351.8	22.5	1.43	Oxide	Red Dot
DDH7028	384.0	408.9	24.9	1.09	Oxide	Red Dot
MR7037	184.4	214.9	30.5	0.89	Oxide	Mackay Pit
MRA7040	240.8	312.4	71.6	0.39	Sulphide	Trenton Canyon
MRA7047	152.4	169.2	16.8	1.65	Oxide	Trenton Canyon
(including)	152.4	155.4	3.0	7.69	Oxide	Trenton Canyon
DDH7050	287.4	303.9	16.5	1.69	Oxide	Red Dot
and	329.3	353.4	24.1	0.88	Oxide	Red Dot
DDH7051	280.6	313.2	32.6	4.73	Oxide	Red Dot
and	314.1	347.8	33.7	2.52	Oxide	Red Dot
DDH7052	288.6	298.8	10.2	2.70	Oxide	Red Dot
MRA7055	88.4	108.2	19.8	2.32	Oxide	Trenton Canyon
(including)	88.4	100.6	12.2	3.65	Oxide	Trenton Canyon
and	157.0	181.4	24.4	1.17	Oxide	Trenton Canyon
and	181.4	192.0	10.7	2.59	Transitional	Trenton Canyon
MRA7056	74.7	118.9	44.2	0.67	Oxide	Trenton Canyon
MRA7057	33.5	44.2	10.7	1.89	Oxide	Trenton Canyon
and	112.8	144.8	32.0	0.70	Oxide	Trenton Canyon
DDH7058	264.3	281.9	17.7	1.72	Oxide	Red Dot
DDH7059	252.2	271.3	19.1	1.08	Oxide	Red Dot

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Hole ID	From (meters)	To (meters)	Width (meters)	Gold (g/t)	Ore Type	Area
and	323.7	343.5	19.8	3.79	Oxide	Red Dot
and	348.3	357.2	8.9	3.19	Oxide	Red Dot
DDH7060	283.0	302.4	19.4	2.13	Oxide	Red Dot
MRA7063	94.5	114.3	19.8	1.53	Oxide	Trenton Canyon
MRA7064	196.6	222.5	25.9	3.62	Transitional	Trenton Canyon
(including)	198.1	214.9	16.8	5.41	Transitional	Trenton Canyon
and	274.3	306.3	32.0	1.47	Transitional	Trenton Canyon
(including)	274.3	278.9	4.6	5.96	Transitional	Trenton Canyon
MRA7083	50.3	68.6	18.3	1.32	Oxide	Trenton Canyon
MR7084	27.4	135.6	108.2	3.13	Oxide	Trenton Canyon
(including)	51.8	73.2	21.3	12.73	Oxide	Trenton Canyon
and	99.1	108.2	9.1	4.00	Oxide	Trenton Canyon
MRA7085	185.9	193.5	7.6	5.43	Transitional	Trenton Canyon
MRA7087	257.6	266.7	9.1	4.12	Sulphide	Trenton Canyon
(including)	257.6	260.6	3.0	10.68	Sulphide	Trenton Canyon
MRA7090	236.2	253.0	16.8	2.18	Oxide	Trenton Canyon
MRA7092	167.6	187.5	19.8	2.03	Transitional	Trenton Canyon
(including)	167.6	172.2	4.6	6.34	Transitional	Trenton Canyon
and	259.1	265.2	6.1	3.65	Transitional	Trenton Canyon
(including)	260.6	263.7	3.0	7.13	Transitional	Trenton Canyon
and	274.3	304.8	30.5	7.27	Transitional	Trenton Canyon
(including)	278.9	291.1	12.2	17.23	Transitional	Trenton Canyon
MRA7096	135.6	152.4	16.8	2.23	Transitional	Trenton Canyon
MRA7097	199.6	277.4	77.7	1.57	Sulphide	Trenton Canyon
(including)	202.7	211.8	9.1	7.89	Sulphide	Trenton Canyon
(including)	231.6	240.8	9.1	3.85	Sulphide	Trenton Canyon
MRA7098	198.1	259.1	61.0	0.93	Sulphide	Trenton Canyon
(including)	198.1	202.7	4.6	7.25	Sulphide	Trenton Canyon
MRA7099	44.2	82.3	38.1	0.60	Oxide	Trenton Canyon
MRA7102	376.4	417.6	41.1	0.87	Sulphide	Trenton Canyon
MRA7103	266.7	288.0	21.3	1.05	Sulphide	Trenton Canyon
MRA7115	42.7	70.1	27.4	2.09	Transitional	Trenton Canyon
(including)	42.7	57.9	15.2	3.47	Transitional	Trenton Canyon
MRA7121	108.2	170.7	62.5	0.54	Transitional	Trenton Canyon
(including)	109.7	118.9	9.1	2.44	Transitional	Trenton Canyon
MRA7126	143.3	150.9	7.6	4.84	Sulphide	Trenton Canyon
and	227.1	259.1	32.0	0.73	Sulphide	Trenton Canyon
MR7128	195.1	234.7	39.6	0.92	Oxide	Valmy
MR7129	185.9	236.2	50.3	0.66	Oxide	Valmy
MRA7135	263.7	294.1	30.5	0.85	Sulphide	Trenton Canyon
(including)	265.2	280.4	15.2	1.55	Sulphide	Trenton Canyon
MRA7136	74.7	91.4	16.8	1.21	Oxide	Trenton Canyon
and	192.0	216.4	24.4	1.97	Sulphide	Trenton Canyon
(including)	196.6	210.3	13.7	3.29	Sulphide	Trenton Canyon

SSR Mining Inc.	PAGE 17

Hole ID	From (meters)	To (meters)	Width (meters)	Gold (g/t)	Ore Type	Area
MRA7141	0.0	50.3	50.3	1.94	Oxide	Trenton Canyon
(including)	25.9	41.1	15.2	5.87	Oxide	Trenton Canyon
and	97.5	118.9	21.3	1.08	Oxide	Trenton Canyon
and	182.9	198.1	15.2	1.38	Transitional	Trenton Canyon
MR7145	80.8	102.1	21.3	1.42	Sulphide	Trenton Canyon
MRA7148	237.7	336.8	99.1	0.97	Sulphide	Trenton Canyon
(including)	237.7	246.9	9.1	4.34	Sulphide	Trenton Canyon
MRA7167	192.0	210.3	18.3	1.43	Transitional	Trenton Canyon
(including)	193.5	196.6	3.0	7.55	Transitional	Trenton Canyon
MRA7171	190.5	210.3	19.8	2.28	Sulphide	Trenton Canyon
(including)	199.6	204.2	4.6	6.01	Sulphide	Trenton Canyon
MRA7176	286.5	368.8	82.3	1.98	Sulphide	Trenton Canyon
(including)	297.2	310.9	13.7	6.11	Sulphide	Trenton Canyon
MRA7177	19.8	106.7	86.9	0.53	Oxide	Trenton Canyon
MRA7178	242.3	336.8	94.5	5.19	Sulphide	Trenton Canyon
(including)	245.4	253.0	7.6	44.68	Sulphide	Trenton Canyon
(including)	277.4	283.5	6.1	6.68	Sulphide	Trenton Canyon
MR7181	173.7	189.0	15.2	1.71	Oxide	Valmy
(including)	176.8	185.9	9.1	2.48	Oxide	Valmy
MR7184	195.1	213.4	18.3	1.60	Oxide	Valmy
Notes: Width in meters represents downhole intersected length, which may or may not be a true thickness of the mineralization. Drillholes presented in this table have gram-meter product greater than 20. “Width” may not equal the difference between “From” and “To” due to rounding.

SSR Mining Inc.	PAGE 18

Table 2. Collar locations from the exploration drill programs at the Marigold mine, Nevada, U.S. for the Exploration Period.

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6966	4504703	487645	1923	271	-65	419	Crossfire
MR6973	4503370	485884	1862	184	-90	367	East Basalt
MRA6980	4504770	487116	1855	270	-75	367	Valmy
MRA6981	4504770	487116	1855	269	-55	383	Valmy
MR6982	4505351	487292	1775	263	-90	367	Valmy
MRA6983	4505137	487300	1806	268	-50	361	Valmy
MR6984	4505046	487268	1819	111	-90	256	Valmy
MRA6985	4504244	487390	1912	268	-75	453	Valmy
MRA6986	4504244	487390	1912	273	-55	459	Valmy
MRA6987	4503407	485871	1850	269	-50	317	East Basalt
MRA6988	4503430	485879	1848	267	-55	277	East Basalt
MRA6989	4503397	485905	1861	90	-70	367	East Basalt
MRA6990	4503431	485924	1860	93	-75	367	East Basalt
MRA6991	4504921	487692	1823	270	-65	375	Crossfire
MRA6992	4504957	487590	1821	268	-65	459	Crossfire
MR6993	4503250	485948	1892	193	-90	398	East Basalt
MRA6994	4503250	485947	1892	272	-75	398	East Basalt
MRA6995	4503250	485946	1891	271	-60	276	East Basalt
MRA6996	4503220	485919	1881	88	-70	398	East Basalt
MR6997	4503281	485922	1884	99	-90	367	East Basalt
MRA6998	4503280	485925	1884	267	-70	367	East Basalt
MRA6999	4503280	485925	1884	269	-55	367	East Basalt
MRA7000	4503280	485924	1884	91	-75	367	East Basalt
MRA7001	4504860	487546	1860	273	-65	343	Crossfire
MRA7002	4504776	487734	1866	269	-65	358	Crossfire
MRA7003	4504801	487767	1856	267	-65	334	Crossfire
MRA7004	4504774	487785	1867	267	-65	343	Crossfire
MRA7006	4507743	485348	1615	82	-60	306	Mackay Pit
MRA7007	4507743	485348	1615	81	-78	322	Mackay Pit
MRA7008	4507572	485452	1615	89	-60	184	Mackay Pit
MRA7009	4507575	485449	1615	88	-45	184	Mackay Pit
MRA7010	4507697	485328	1614	89	-45	276	Mackay Pit
MRA7011	4507728	485359	1615	87	-50	276	Mackay Pit
MRA7012	4507743	485349	1615	81	-45	276	Mackay Pit
MRA7013	4507697	485329	1614	89	-60	306	Mackay Pit
MRA7014	4504795	487663	1881	264	-65	459	Crossfire
MR7015	4504735	487147	1854	354	-90	306	Valmy
MR7016	4504712	487145	1853	88	-90	337	Valmy
MRA7017	4504527	487083	1860	268	-50	367	Valmy

SSR Mining Inc.	PAGE 19

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA7018	4504743	487662	1904	274	-65	459	Crossfire
MRA7019	4504698	487709	1906	274	-65	386	Crossfire
MRA7020	4504659	487765	1910	268	-65	459	Crossfire
MR7021	4504552	487219	1869	182	-90	361	Valmy
MR7022	4499322	484780	2262	286	-90	306	Trenton Canyon
MR7023	4503643	485978	1861	340	-90	386	East Basalt
MRA7024	4503706	485899	1860	267	-60	367	East Basalt
MRA7025	4503830	485876	1855	266	-60	367	East Basalt
MRA7026	4498956	485034	2251	272	-75	306	Trenton Canyon
DDH7027	4507272	484675	1601	92	-70	442	Red Dot
DDH7028	4507272	484704	1601	90	-68	416	Red Dot
DDH7029	4507271	484860	1589	87	-77	409	Red Dot
DDH7030	4507271	484951	1594	87	-75	404	Red Dot
DDH7031	4507271	484893	1593	90	-73	413	Red Dot
MRA7032	4507742	485346	1615	254	-85	337	Mackay Pit
MRA7033	4507742	485345	1615	267	-75	306	Mackay Pit
MR7034	4508241	485338	1432	107	-90	123	Mackay Pit
MR7035	4504920	487691	1823	155	-90	306	Crossfire
MRA7036	4504921	487690	1823	266	-45	349	Crossfire
MR7037	4507787	485396	1615	189	-90	306	Mackay Pit
MRA7038	4507787	485399	1615	87	-70	276	Mackay Pit
MRA7039	4505216	487594	1763	86	-85	306	Crossfire
MRA7040	4499171	484978	2262	270	-45	312	Trenton Canyon
MRA7041	4499171	484979	2262	273	-80	410	Trenton Canyon
MR7043	4505059	487714	1796	149	-90	306	Crossfire
MR7044	4505378	487641	1764	273	-90	184	Crossfire
MR7045	4505378	487578	1746	144	-90	154	Crossfire
MRA7046	4498437	485263	2190	263	-65	271	Trenton Canyon
MRA7047	4499108	484999	2263	270	-60	306	Trenton Canyon
MRA7048	4499137	484993	2262	273	-80	459	Trenton Canyon
DDH7049	4507269	484758	1589	94	-70	424	Red Dot
DDH7050	4507211	484833	1591	95	-67	421	Red Dot
DDH7051	4507242	484690	1602	91	-75	435	Red Dot
DDH7052	4507241	484832	1590	91	-70	442	Red Dot
MRA7053	4507696	485326	1614	89	-75	276	Mackay Pit
MRA7054	4499079	484968	2265	265	-60	312	Trenton Canyon
MRA7055	4499079	484968	2265	267	-45	309	Trenton Canyon
MRA7056	4499013	484878	2278	270	-75	306	Trenton Canyon
MRA7057	4499013	484877	2278	268	-50	306	Trenton Canyon
DDH7058	4507303	484675	1600	86	-70	282	Red Dot
DDH7059	4507301	484715	1600	96	-70	429	Red Dot
DDH7060	4507303	484771	1588	93	-70	427	Red Dot
DDH7061	4507302	484828	1588	87	-70	427	Red Dot

SSR Mining Inc.	PAGE 20

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA7062	4506722	484969	1616	89	-75	433	DG80
MRA7063	4498950	484828	2287	270	-70	306	Trenton Canyon
MRA7064	4498951	484827	2287	271	-45	306	Trenton Canyon
MRA7065	4498928	484824	2289	272	-55	306	Trenton Canyon
MRA7066	4506570	484818	1609	92	-70	404	DG80
MR7067	4508256	487266	1537	90	-90	152	CELL23
MR7068	4508357	487132	1533	90	-90	152	CELL23
MR7069	4508515	486905	1534	90	-90	152	CELL23
MRA7070	4500506	483548	1981	88	-75	306	Trenton Canyon
MRA7071	4498469	485280	2195	270	-65	280	Trenton Canyon
MRA7072	4498497	485292	2198	274	-45	306	Trenton Canyon
MRA7073	4498497	485290	2199	278	-60	306	Trenton Canyon
MRA7074	4500633	483692	1984	91	-55	306	Trenton Canyon
MRA7075	4500353	483588	2033	88	-75	306	Trenton Canyon
MRA7076	4500561	483740	2030	89	-40	306	Trenton Canyon
MRA7077	4500410	483528	1997	78	-75	306	Trenton Canyon
MRA7078	4500563	483617	1986	93	-50	306	Trenton Canyon
MRA7079	4499682	483843	2202	81	-55	366	Trenton Canyon
MRA7080	4499682	483841	2202	83	-75	306	Trenton Canyon
MRA7081	4498687	485229	2222	271	-45	337	Trenton Canyon
MRA7082	4498716	485219	2224	274	-45	337	Trenton Canyon
MRA7083	4500531	483750	2046	90	-70	306	Trenton Canyon
MR7084	4500412	483647	2048	61	-90	306	Trenton Canyon
MRA7085	4499506	484457	2256	272	-70	306	Trenton Canyon
MRA7086	4500352	483680	2068	83	-45	306	Trenton Canyon
MRA7087	4499535	484467	2258	272	-70	306	Trenton Canyon
MRA7088	4500507	483758	2060	85	-68	306	Trenton Canyon
MRA7089	4499567	484486	2259	270	-75	306	Trenton Canyon
MRA7090	4499567	484485	2259	263	-55	306	Trenton Canyon
MRA7091	4500622	483591	1964	83	-75	306	Trenton Canyon
MRA7092	4499596	484508	2261	271	-50	306	Trenton Canyon
MRA7093	4500321	483650	2062	84	-45	306	Trenton Canyon
MRA7094	4500322	483578	2041	88	-75	337	Trenton Canyon
MR7095	4500506	483668	2026	75	-90	303	Trenton Canyon
MRA7096	4499629	484567	2263	272	-75	306	Trenton Canyon
MRA7097	4499260	484894	2262	274	-75	300	Trenton Canyon
MRA7098	4499260	484894	2262	267	-60	337	Trenton Canyon
MRA7099	4499260	484892	2262	268	-45	248	Trenton Canyon
MRA7100	4500449	483539	1991	83	-75	300	Trenton Canyon
MRA7101	4500538	483539	1971	79	-75	306	Trenton Canyon
MRA7102	4499136	484994	2263	273	-60	459	Trenton Canyon
MRA7103	4499137	484993	2262	272	-45	440	Trenton Canyon
MRA7104	4500321	483648	2062	94	-75	184	Trenton Canyon

SSR Mining Inc.	PAGE 21

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA7105	4500321	483578	2041	93	-55	184	Trenton Canyon
MRA7106	4500352	483587	2034	80	-55	160	Trenton Canyon
MRA7107	4500356	483648	2054	81	-70	160	Trenton Canyon
MRA7108	4500412	483648	2048	88	-70	184	Trenton Canyon
MRA7109	4500380	483587	2026	94	-60	184	Trenton Canyon
MRA7110	4500383	483567	2017	91	-60	184	Trenton Canyon
MRA7111	4498467	485089	2177	264	-65	229	Trenton Canyon
MRA7113	4498408	485120	2178	266	-65	215	Trenton Canyon
MR7114	4498408	485121	2178	202	-90	215	Trenton Canyon
MRA7115	4498713	484955	2222	271	-45	312	Trenton Canyon
MRA7116	4498713	484955	2222	267	-85	306	Trenton Canyon
MRA7117	4500572	483554	1967	93	-80	306	Trenton Canyon
MRA7118	4500598	483560	1962	88	-80	306	Trenton Canyon
MRA7119	4499205	484946	2262	273	-75	306	Trenton Canyon
MRA7120	4499205	484946	2262	256	-60	459	Trenton Canyon
MRA7121	4499205	484946	2262	252	-45	459	Trenton Canyon
DDH7122	4500682	484393	2032	177	-80	1433	Trenton Canyon
MRA7123	4506510	484792	1611	82	-70	390	DG80
MRA7124	4506418	484915	1624	87	-60	413	DG80
MRA7125	4506418	485006	1632	86	-60	398	DG80
MRA7126	4499598	484508	2261	100	-65	325	Trenton Canyon
MRA7127	4499598	484509	2261	282	-75	355	Trenton Canyon
MR7128	4504465	487249	1876	30	-90	337	Valmy
MR7129	4504436	487255	1880	168	-90	337	Valmy
MR7130	4504434	487222	1878	145	-90	337	Valmy
MRA7131	4499598	484508	2261	278	-65	367	Trenton Canyon
MRA7132	4499627	484524	2262	262	-55	398	Trenton Canyon
MRA7133	4499627	484523	2262	267	-45	398	Trenton Canyon
MR7134	4504403	487260	1885	28	-90	367	Valmy
MRA7135	4499230	484928	2261	270	-60	337	Trenton Canyon
MRA7136	4499230	484928	2261	270	-45	337	Trenton Canyon
MR7137	4504435	487304	1881	136	-90	337	Valmy
MR7138	4504437	487185	1877	132	-90	337	Valmy
MR7139	4504251	487434	1910	207	-90	337	Valmy
MRA7140	4504223	487485	1919	272	-70	378	Valmy
MRA7141	4499019	485016	2259	270	-70	306	Trenton Canyon
MRA7142	4499048	485008	2261	267	-55	306	Trenton Canyon
MRA7143	4499561	484476	2258	271	-45	367	Trenton Canyon
MR7144	4504250	487476	1915	152	-90	352	Valmy
MR7145	4499786	484394	2152	101	-90	337	Trenton Canyon
MR7146	4499750	484363	2155	1	-90	337	Trenton Canyon
MRA7147	4499507	484452	2256	265	-55	340	Trenton Canyon
MRA7148	4499261	484897	2261	79	-85	337	Trenton Canyon

SSR Mining Inc.	PAGE 22

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MR7149	4499629	484564	2262	346	-90	367	Trenton Canyon
MRA7150	4499538	484467	2257	268	-45	352	Trenton Canyon
MRA7151	4506631	484763	1607	89	-70	428	DG80
MRA7152	4499595	484494	2260	273	-42	178	Trenton Canyon
MRA7153	4506602	484757	1608	93	-70	413	DG80
MRA7154	4499142	483924	2295	78	-45	337	Trenton Canyon
MRA7155	4499385	483931	2296	83	-45	337	Trenton Canyon
MRA7156	4499356	483917	2296	84	-65	337	Trenton Canyon
MRA7157	4499356	483918	2296	84	-45	337	Trenton Canyon
MRA7158	4506606	484811	1608	92	-70	337	DG80
MRA7159	4499963	484236	2107	269	-55	276	Trenton Canyon
MRA7160	4500054	484183	2097	272	-65	276	Trenton Canyon
MRA7161	4500054	484181	2097	271	-45	201	Trenton Canyon
MRA7162	4506084	484971	1640	90	-60	337	DG80
MRA7163	4506204	485034	1636	92	-60	337	DG80
MRA7164	4506204	484953	1638	92	-60	337	DG80
MRA7165	4499800	483845	2200	89	-45	306	Trenton Canyon
MRA7166	4499109	485001	2263	268	-75	306	Trenton Canyon
MRA7167	4499079	484970	2264	269	-80	306	Trenton Canyon
MRA7168	4506327	485019	1634	87	-60	337	DG80
MRA7169	4506339	484849	1615	91	-60	245	DG80
MRA7170	4506209	484823	1618	88	-60	373	DG80
MRA7171	4499048	485009	2261	270	-70	306	Trenton Canyon
MRA7172	4499018	485016	2259	273	-85	306	Trenton Canyon
MRA7173	4499018	485014	2259	273	-50	302	Trenton Canyon
MR7174	4504620	487182	1861	101	-90	337	Valmy
MR7175	4504556	487261	1878	166	-90	306	Valmy
MRA7176	4499262	484898	2261	85	-75	369	Trenton Canyon
MRA7177	4499292	484824	2264	90	-70	398	Trenton Canyon
MRA7178	4499291	484826	2262	91	-80	337	Trenton Canyon
MR7180	4504494	487234	1870	352	-90	337	Valmy
MR7181	4504407	487187	1888	240	-90	337	Valmy
MR7183	4504342	487199	1908	105	-90	367	Valmy
MR7184	4504346	487272	1899	324	-90	337	Valmy
MR7185	4504344	487349	1895	270	-90	337	Valmy
MRA7194	4504279	487455	1913	268	-70	410	Valmy
MRA7195	4504285	487555	1936	268	-70	398	Valmy
MR7196	4504440	486685	1903	90	-90	337	Valmy
MRA7198	4504497	486568	1887	270	-50	306	Valmy
MRA7199	4504496	486669	1901	270	-50	306	Valmy
MRA7200	4504527	486591	1893	270	-50	337	Valmy
MRA7201	4504587	486821	1891	270	-50	337	Valmy
Notes: The numerical gaps in the drillhole sequence result from drillholes reported previously or drillholes expected to be drilled in 2020.

SSR Mining Inc.	PAGE 23

Table 3. Selected drillhole results from Seabee Gold Operation, Saskatchewan, Canada for the Exploration Period.

Hole ID	From (meters)	To (meters)	Mine E (midpoint)[1]	Mine N (midpoint)[1]	Elevation (midpoint)[1]	True Width (meters)	Gold (g/t)[2]	Zone
JOY-19-904	60.7	70.0	4514.7	5121.0	-64.57	3.79	6.06	Gap HW
JOY-19-909	46.4	54.5	4483.0	5044.3	-39.24	7.65	4.31	Gap HW
SUG-19-014	247.0	251.0	4375.6	5195.5	-217.05	1.45	11.82	Gap HW
SUG-19-015	156.8	162.8	4460.6	5172.2	-138.47	4.22	4.15	Gap HW
SUG-19-017	179.5	184.5	4437.5	5179.3	-155.05	3.83	8.69	Gap HW
SUG-19-019	168.8	187.8	4477.0	5201.7	-93.6	16.31	5.97	Gap HW
SUG-19-021	143.0	148.0	4465.9	5143.7	-118.94	3.49	9.72	Gap HW
SUG-19-022	177.5	184.5	4428.2	5161.9	-161.21	3.62	11.00	Gap HW
SUG-19-603X	450.0	480.0	4060.2	5511.9	-489.58	2.88	3.71	Gap HW
SUG-19-024	315.7	323.0	4300.7	5193.7	-235.66	3.44	3.27	Gap HW
SUG-19-025	369.6	372.5	4260.8	5204.9	-279.19	1.14	28.81	Gap HW
and	378.0	380.5	4253.5	5207.9	-281.39	1.00	21.36	Gap HW
SUG-19-026	127.3	133.5	4481.6	5127.5	-106.34	5.62	8.14	Gap HW
SUG-19-028	234.5	244.0	4355.0	5117.5	-181.52	5.00	10.99	Gap HW
SUG-19-029	291.6	299.2	4304.5	5137.8	-208.94	3.47	10.45	Gap HW
SUG-19-034	346.5	351.5	4465.9	5368.4	-316.41	2.84	10.89	Gap HW
SUG-19-615	410.1	415.0	3911.0	5357.1	-592.88	2.33	29.74	Gap HW
SUG-19-038	216.5	220.5	4564.3	5290.3	-228.94	3.26	3.36	Gap HW
SUG-19-041	415.5	423.0	4396.8	5383.5	-377.03	2.95	21.36	Gap HW
SUG-19-042	370.8	378.5	4443.1	5380.0	-335.73	3.31	4.73	Gap HW
SUG-19-043	415.9	423.5	4454.1	5413.8	-370.2	6.25	9.37	Gap HW
SUG-19-948	155.7	166.7	4105.2	5411.6	-439.46	5.25	5.11	Gap HW
SUG-19-950	77.5	84.5	4159.5	5344.1	-421.79	3.78	6.30	Gap HW
SUG-19-952	99.4	106.5	4112.6	5318.7	-440.19	5.11	5.02	Gap HW
SUG-19-953	106.3	116.0	4103.2	5319.5	-453.71	6.08	4.24	Gap HW
and	116.0	126.0	4093.7	5322.0	-453.38	6.27	5.02	Gap HW
SUG-19-954	127.9	135.0	4084.6	5325.0	-471.1	4.72	6.58	Gap HW
and	135.0	141.6	4078.1	5326.9	-471.8	4.39	13.50	Gap HW
SUG-19-921	236.2	244.2	4432.3	5192.7	-508.71	4.39	6.64	Santoy 8A
SUG-19-923	274.4	279.3	4473.3	5193.7	-504.65	2.62	29.87	Santoy 8A
SUG-19-924	237.6	246.7	4436.9	5218.9	-531.97	5.00	12.37	Santoy 8A
SUG-19-928	311.7	323.6	4513.7	5178.3	-489.83	5.83	19.81	Santoy 8A
SUG-19-931	217.5	223.5	4294.0	5083.9	-407.71	3.48	4.47	Santoy 8A
SUG-19-932	193.6	201.7	4288.6	5103.7	-430.31	5.57	8.90	Santoy 8A
SUG-19-933	209.7	219.0	4319.7	5100.1	-420.11	5.25	20.56	Santoy 8A
SUG-19-935	290.3	292.1	4362.0	5046.0	-372.81	0.79	34.15	Santoy 8A
SUG-19-936	231.9	235.0	4353.0	5101.0	-411.02	1.65	6.65	Santoy 8A
SUG-19-937	221.4	225.7	4302.0	5083.8	-408.93	2.54	17.78	Santoy 8A
SUG-19-945	346.2	349.8	4526.4	5337.3	-606.88	1.03	21.62	Santoy 8A

SSR Mining Inc.	PAGE 24

Hole ID	From (meters)	To (meters)	Mine E (midpoint)[1]	Mine N (midpoint)[1]	Elevation (midpoint)[1]	True Width (meters)	Gold (g/t)[2]	Zone
SUG-19-304	19.6	21.9	3891.8	4852.5	-230.58	2.23	5.96	Santoy 9C
SUG-19-306	49.8	57.2	4308.3	5072.2	-396.18	7.06	4.11	Santoy 8A
SUG-19-307	52.0	58.6	4325.0	5085.1	-404.72	6.23	20.14	Santoy 8A
SUG-19-308	53.7	55.9	4327.9	5097.1	-395.53	2.17	10.35	Santoy 8A
SUG-19-310	58.6	60.8	4353.3	5082.1	-396.76	1.93	21.45	Santoy 8A
SUG-19-312	10.7	13.9	3680.0	4989.0	-446.84	1.97	24.00	Santoy 9B
SUG-19-314	12.0	14.5	3693.0	4988.0	-447.85	1.54	15.28	Santoy 9B
SUG-19-316	19.2	22.3	3705.2	4985.5	-455.33	1.94	5.29	Santoy 9B
SUG-20-300	42.0	43.2	3879.9	4782.3	-179.0	0.73	28.67	Santoy 9A
SUG-20-302	26.2	28.1	3891.7	4796.4	-191.2	1.57	21.04	Santoy 9A
SUG-20-309	75.7	87.8	4420.7	5238.7	-557.6	6.87	3.61	Santoy 8A
SUG-20-902	114.2	121.8	4103.2	5339.9	-453.1	4.78	5.71	Gap HW
SUG-20-904	66.5	72.9	4153.6	5326.0	-435.6	4.96	3.02	Gap HW
and	91.9	97.0	4133.9	5338.8	-428.1	3.95	3.17	Gap HW
SUG-20-905	61.8	68.8	4166.2	5325.6	-422.3	5.94	3.38	Gap HW
and	72.6	75.3	4160.5	5330.4	-417.8	2.29	7.70	Gap HW
SUG-20-906	135.9	147.0	4103.7	5378.8	-426.2	7.31	7.61	Gap HW
SUG-20-004	341.7	347.7	4559.2	5342.7	-388.4	3.59	3.19	Gap HW
SUG-20-907	96.2	101.4	4132.1	5350.9	-453.2	2.97	13.15	Gap HW
SUG-20-908	115.5	126.4	4115.6	5364.8	-466.6	4.79	13.72	Gap HW
SUG-20-911	87.5	96.4	4124.7	5299.4	-423.4	7.64	14.75	Gap HW
SUG-20-912	96.2	100.0	4114.1	5298.4	-439.2	3.00	7.08	Gap HW
and	106.0	110.0	4104.4	5299.3	-437.4	3.16	6.01	Gap HW
SUG-20-914	156.6	161.6	4052.7	5298.1	-474.2	2.12	5.34	Gap HW
SUG-20-915	83.2	86.5	4137.8	5299.2	-412.4	3.20	4.94	Gap HW
SUG-20-918	151.4	155.5	4067.3	5329.2	-495.0	1.59	6.47	Gap HW
and	170.0	178.8	4047.8	5334.4	-500.4	3.42	4.64	Gap HW
SUG-20-919	205.1	210.0	4026.9	5353.7	-528.7	1.44	22.26	Gap HW
JOY-20-914	769.0	771.9	3794.0	5544.6	-749.8	2.62	28.92	Gap HW
JOY-20-915	671.0	675.3	3823.7	5604.5	-637.6	3.18	3.55	Gap HW
BAT-20-013 [3]	31.7	35.3	600432.2	6168877.9	421	3.60	37.95	Joker
(including) [3]	31.7	32.7	600432.8	6168878.0	422	1.00	117.20	Joker
FIS-20-042 [3]	94.5	96.0	601189.4	6166972.6	377	1.50	12.13	Abel Lake
FIS-20-041 [3]	472.1	472.6	603806.6	6161408.8	5	0.50	20.54	Mac North
FIS-20-053 [3]	253.6	255.6	603775.6	6161382.4	260	1.92	9.10	Mac North
(including) [3]	255.1	255.6	603775.6	6161382.4	260	0.50	25.14	Mac North
YIN-20-004 [3]	98.1	100.4	601523.4	6166917.0	371	2.29	13.74	Yin
(including) [3]	99.9	100.4	601523.9	6166917.0	370	0.53	55.50	Yin

Notes: Drillholes presented in this table have gram-meter product greater than 9. For the Joker, Abel Lake, Mac North and Yin areas, width in meters represents downhole intersected length, which may or may not be a true thickness of the mineralization.
1 Midpoints of the intercept determined where mineralized structure intersected.
2 Gold values cut to 75 g/t.
3 Coordinates in UTM NAD83 Zone 13 Datum.

SSR Mining Inc.	PAGE 25

Sampling and Analytical Procedures

Drill samples in respect of the Marigold mine drilling program were sent for processing and analysis to the offices of American Assay Laboratories, Inc. (“AAL”) in Sparks, Nevada which is an ISO 17025 accredited laboratory independent from SSR Mining. Fire assay was completed on a 30-gram sample (AAL method code FA-PB30-ICP) with an Inductively Coupled Plasma finish after a two-acid digestion. Samples with assay results greater than 10 g/t gold were fire assayed on a 30-gram sample (AAL method code Grav Au30) with a gravimetric finish. We employ a rigorous Quality Assurance/Quality Control (“QA/QC”) program, which includes real-time assay quality monitoring through the regular insertion of blanks, duplicates, and certified reference material, as well as reviewing laboratory-provided QA/QC data.

Marigold mine also utilizes Paragon Geochemical Laboratories, a privately held corporation located in Sparks, Nevada.  Analytical procedures utilized are ISO/IEC 17025:2017 accredited and ISO 9001:2015 certified.  Samples were prepared under strictly controlled processes, and 30-gram aliquots fire assayed with lead collection. The analytical determinations were with aqua regia digestion and Inductively Coupled Plasma analysis (Au-OES30). Results greater than 8 g/t gold were fire assayed with gravimetric finish (Au-GR30). Quality control utilizes layers of embedded controls that are monitored during operations and used for final certification.

All drill samples in respect of the Seabee Gold Operation (“SGO”) underground drilling program and some samples from the surface program were assayed by our onsite non-accredited assay laboratory, which is not independent from SSR Mining. Surface drilling samples not analyzed by our onsite assay laboratory were analyzed at TSL Laboratories Inc. (“TSL”) in Saskatoon, Saskatchewan, which also serves as the QAQC laboratory for our onsite lab. Duplicate check assays were conducted at site as well as at TSL, which is independent from SSR Mining. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. SGO site lab typically prepares two hundred-gram samples that were pulverized until greater than 80 percent passed through a 150-mesh screen. Thirty-gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 g/t gold detection limit). TSL prepares a minus150 mesh pulp (95% passing) weighing 250 grams from a minus 10 mesh coarse crush reject. Fire assay with Atomic Absorption finish was completed on a 30-gram aliquot to produce gold analytical results with a 0.005 g/t gold detection limit. Fire assay with gravimetric finish was prepared on those samples with greater than 3 g/t gold.

SSR Mining Inc.	PAGE 26

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by James N. Carver, SME Registered Member and a qualified person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Carver is our Exploration Manager at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Jeffrey Kulas, P. Geo., a qualified person under NI 43-101. Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to the Puna Operations has been reviewed and approved by F. Carl Edmunds, P. Geo., a qualified person under NI 43-101. Mr. Edmunds is our Vice President, Exploration. The qualified persons have verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and are not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

SSR Mining Inc.	PAGE 27

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: our ability to discover and increase Mineral Resources at the Marigold mine and the Seabee Gold Operation, including (a) increasing Mineral Resources at Trenton Canyon and Valmy at year-end 2020 and (b) increasing Mineral Resources at Santoy Gap HW and Santoy 9A at year-end 2020; expected timing for our exploration program at the Trenton Canyon property in the second quarter of 2020; our expected drill programs at each of the Marigold mine and the Seabee Gold Operation; estimated mine life, including anticipated extension of the mine life of the Marigold mine and the Seabee Gold Operation; estimated project economics; the impact of the COVID-19 outbreak on our mining operations and exploration programs, including the suspension of operations at the Seabee Gold Operation and Puna Operations and the implementation of a safe restart plan at the Seabee Gold Operation; the timing, focus and results of our exploration and development programs, including our ability to achieve certain exploration objectives depending on the duration of the suspension at the Seabee Gold Operation; the Marigold mine continuing to operate with limited impact from COVID-19, including exploration activities at the Marigold mine continuing as planned; future production of gold, silver and other metals; estimated production rates for gold, silver and other metals produced by us; ongoing or future development plans and capital replacement, improvement or remediation programs; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects, including as a result of COVID-19; the duration of the suspension of operations at the Seabee Gold Operation and Puna Operations, and the development and implementation of plans to resume operations; disruptions to our supply chain, customers and workforce due to the COVID-19 outbreak; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects our operations or liquidity position; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrates and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and

SSR Mining Inc.	PAGE 28

future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and Puna credits balance and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence; increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; an event of default under our 2013 convertible notes or our 2019 convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors' and officers' involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: our ability to carry on our exploration and development activities; our ability to meet our obligations under our property agreements; the timing and results of drilling programs; the discovery of Mineral Resources and Mineral Reserves on our mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; our ability to obtain financing as and when required and on reasonable terms; our ability to continue operating the Marigold mine and the Seabee Gold Operation; dilution and mining recovery assumptions; the success of mining, processing, exploration and development activities; the accuracy of geological, mining and metallurgical estimates; no significant unanticipated operational or technical difficulties; maintaining good relations with the communities surrounding the Marigold mine and the Seabee Gold Operation; no significant events or changes relating to regulatory, environmental, health and safety matters; certain tax matters; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

SSR Mining Inc.	PAGE 29

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

SSR Mining Inc.	PAGE 30